Curaleaf Appoints CPG Leader Rahul Pinto as President, Bolsters Marketing Leadership Team

Rahul Pinto to lead all Global Commercial functions as Curaleaf President

Leadership team strengthened by three SVP Hires across Digital, Retail Merchandising and Brand Marketing

STAMFORD, CT, June 16, 2025 – Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading international provider of consumer cannabis products, today announced the appointment of Rahul Pinto to the newly created role of President. Effective immediately, Mr. Pinto will join Curaleaf’s leadership team and will support Chairman and CEO Boris Jordan in executing Curaleaf’s strategy. Together, they will shepherd the business through its next phase of growth and evolution. Furthermore, the company has hired key leadership across retail, marketing, digital and brand to strengthen its executive team with subject-matter and commercial expertise.

Mr. Pinto brings over 20 years of U.S. and international executive leadership in global consumer packaged goods (CPG) and retail, and has led major business transformations at food and beverage industry giants including Albertsons, PepsiCo, and Bacardi. Most recently, he spearheaded Albertsons’ evolution into a tech-enabled, loyalty-driven retailer, overseeing strategic planning for Kroger’s acquisition attempt. With a foundation in engineering and an MBA from The Wharton School, Mr. Pinto brings a rigorous, analytical mindset and has shaped global brands through transformative change. Mr. Pinto’s experience as a world-class operator and leader in strategic global growth, paired with his strategic expertise in CPG and retail verticals positions him as an ideal leader to move the company forward in its continued focus on remaining the global cannabis leader.

“I am thrilled to join Curaleaf as President,” said Rahul Pinto, Curaleaf President. “Curaleaf has set a standard of excellence across the U.S. and international cannabis market, that I am eager to uphold and continue to build upon. I look forward to bringing my expertise from CPG and retail to my role, to create lasting value as we continue to strengthen our position as the world's leading cannabis company. With a powerful footprint and a strong portfolio spanning cannabis, hemp and retail, I'm excited to work with our team members, leadership, communities and partners around the world to chart new territory, and to push the frontiers of innovation."

This announcement is bolstered by several additional key leadership hires, including Helen Chen, SVP of Digital; Scott Crawford, SVP of Retail Merchandising and Marketing; and Justin Miller, SVP of Brand Marketing. Helen Chen joins as SVP of Digital, with deep expertise in eCommerce and digital transformation from McKinsey, PepsiCo, and most recently Pernod Ricard USA. Scott Crawford joins as SVP of Retail Merchandising and Marketing, bringing over 20 years of experience from Baldor Foods, FreshDirect, and Whole Foods. Finally, Justin Miller joins as SVP of Brand Marketing, bringing two decades of experience in building and growing iconic spirits brands at companies including Diageo, William Grant & Sons, and Proximo. All three leaders will jointly report to Chairman and CEO Boris Jordan and President Rahul Pinto, and they are based in Stamford, Connecticut.

“We are proud to welcome Rahul Pinto, Helen Chen, Scott Crawford and Justin Miller to the Curaleaf organization,” said Boris Jordan, Chairman and CEO of Curaleaf. “Mr. Pinto is a distinguished leader with a track record of delivering continuous improvement and building competitive advantage for some of the world’s leading retailers and CPG brands. With the addition of our new digital, brand marketing and retail merchandising leadership, we are bringing in a wealth of talent that further positions us for continued success in today’s dynamic environment. In partnership with our seasoned cannabis experts, these distinguished leaders from the world’s top consumer brands will drive forward a new era of brand-building across our premier products, nationally recognized brands, and industry-leading retail destinations.”

About Curaleaf Holdings

Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to enhance lives by cultivating, sharing and celebrating the power of the plant. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, Grassroots, Find, Anthem and The Hemp Company provide industry-leading service, product selection and accessibility across the medical and adult use markets. Curaleaf International is powered by a strong presence in all stages of the supply chain. Its unique distribution network throughout Europe, Canada and Australasia brings together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Toronto Stock Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

Forward Looking Statements

This media advisory contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward-looking statements and information concerning new leadership hires. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the company with respect to the matter described in this new release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest annual information form filed on March 3, 2025, which is available under the Company's SEDAR profile at http://www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release. The Toronto Stock Exchange has not reviewed, approved or disapproved the content of this news release.

Contacts:

Investor Contact:
Curaleaf Holdings, Inc.
Camilo Lyon, Chief Investment Officer
IR@curaleaf.com

Media Contact:
Curaleaf Holdings, Inc.
Jordon Rahmil, VP Public Relations
media@curaleaf.com